EXHIBIT (a)(5)(lxxxviii)

Oracle Committed to PeopleSoft Acquisition

On November 24, Oracle reaffirmed its commitment to acquire PeopleSoft. “We are committed to pursuing this transaction and we expected it to take time. The passage of time doesn’t deter us in any way and was factored into our thinking,” said Oracle Executive Vice President Charles Phillips during a conference call. “We remain absolutely convinced that a stronger combined applications business from Oracle and PeopleSoft is good for competition, good for investors, and good for customers.” Oracle EVP Safra Catz, EVP and Chief Financial Officer Jeff Henley, and Phillips also addressed the numerous benefits Oracle believes customers would receive from this combination, the regulatory status of the transaction, recent PeopleSoft-related developments, and answered questions from financial analysts. An audio replay of the call will be available until December 1.